# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fresenius Medical Care AG, CIK 0001333141
CUSIP: 358029106
Title of class of securities: Ordinary Shares without par value
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Date of event which requires filing of this statement: 03/04/2025
Filed by CIK 0000904868
Persons authorized to receive notices and communications: Jan Winzen, Esq., Fresenius SE & Co. KGaA, Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352, 49-6172-608-2327; Jeffrey C. Cohen, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, 212 903 9014

## Reporting persons
- Fresenius SE & Co. KGaA (CIK 0000904868): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); sole voting power 94,380,382; shared voting power 0; sole dispositive power 94,380,382; shared dispositive power 0; aggregate amount beneficially owned 94,380,382 (32.2% of the class)
  Comment: According to Fresenius Medical Care AG's Annual Report on Form 20-F for the year ended December 31, 2024, American Depositary Shares ("ADSs") representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares without par value
Name of issuer: Fresenius Medical Care AG
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Comment: This Amendment No. 10 (this "Schedule 13D/A") to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012, Amendment No. 7 filed on March 1, 2012, Amendment No. 8 filed on March 22, 2023 and Amendment No. 9 filed on December 7, 2023 (as so amended and restated, the "Schedule 13D") is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law ("Fresenius KGaA"), with respect to the ordinary shares without par value (the "Shares") of Fresenius Medical Care AG, a German stock corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Based on their most recent respective notifications to Fresenius KGaA, BlackRock, Inc. indirectly holds approximately 4.62%, Allianz SE indirectly holds approximately 2.98%, Amundi S.A. indirectly holds approximately 2.44%, Janus Henderson Group plc indirectly holds approximately 2.89% and Harris Associates L.P. holds approximately 2.99% of the share capital of Fresenius KGaA.

Information with respect to the members of the supervisory board and the members of the management board of Fresenius Management SE, a stock corporation under European law (Societas Europaea, or SE) ("Management SE"), the general partner of Fresenius KGaA, and the members of the supervisory board of Fresenius KGaA, in each case as of the date of this Schedule 13D/A, is set forth in Schedule A attached hereto as an exhibit. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies the membership of the supervisory board of Fresenius KGaA includes employee representatives. Employees are not entitled to representation on the supervisory board of Management SE.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 3, 2025, Fresenius KGaA entered into the Share Purchase Agreement and the Exchangeable Bond Subscription Agreement (each as defined in Item 6) and agreed to sell certain Shares and Exchangeable Bonds (as defined in Item 6) representing in the aggregate up to approximately 7.2% of the total share capital of the Company to certain institutional investors in private placements in accordance with the terms of such agreements, as further described below.

Fresenius KGaA is entering into these transactions as part of its #FutureFresenius strategy, with the goal of optimizing its portfolio of investment holdings to achieve structural simplification, consistent with the deconsolidation of the Company from the Fresenius KGaA consolidated group (as disclosed on its Amendment No. 9 to the Schedule 13D filed with the Securities and Exchange Commission on December 7, 2023). In addition, these transactions are intended to enhance Fresenius KGaA's strategic flexibility and improve its financial stability, by further strengthening the balance sheet and reducing leverage. Following the completion of these transactions, Fresenius will remain the largest shareholder of FME. In connection with these transactions, Fresenius has agreed to a lock-up undertaking of 180 days, subject to customary exceptions, as described in Item 6 herein. Fresenius KGaA does not currently anticipate a further reduction in its holdings in the Company. However, it reserves the right to change its plans at any time, as it deems appropriate, or as the need arises, with any such decision subject to market conditions or legal and regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On the date of this Schedule 13D/A, without giving effect to Share Placement or the Exchangeable Bond Offering (each as defined in Item 6), Fresenius KGaA is the beneficial owner of 94,380,382 Shares, constituting approximately 32.2% of the Company's outstanding voting shares (calculated with reference to 293,413,449 Shares outstanding on February 13, 2025, as reported by the Company on its annual report on Form 20-F for the year ended December 31, 2024). All such 94,380,382 Shares are issued and outstanding and owned directly by Fresenius KGaA. Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the Shares owned by Fresenius KGaA and may be deemed to be a beneficial owner of such Shares.

Upon the closing of the Exchangeable Bond Offering, by virtue of Fresenius KGaA's obligation to deliver Shares upon exchange of the Exchangeable Bonds in accordance with their terms and conditions, Fresenius KGaA and its general partner, Management SE, may be deemed to possess only shared dispositive power with respect to up to the maximum number of Shares deliverable upon exchange of the Exchangeable Bonds. The actual number of Shares that Fresenius KGaA will ultimately deliver to holders of the Exchangeable Bonds will depend upon whether any Exchangeable Bonds are exchanged prior to maturity, the exchange ratio at which any such exchanges take place, and whether an early redemption by Fresenius KGaA, a delisting of the Shares or a change of control of Fresenius KGaA, combined with a resulting decline or withdrawal of Fresenius KGaA's corporate debt ratings, occurs. Following completion of the Share Placement and assuming the maximum number of Shares deliverable upon exchange of the Exchangeable Bonds are delivered, Fresenius KGaA will remain the beneficial owner of over 25% of the Company's Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Shares as to which Fresenius KGaA has the sole power to vote or to direct the vote is 94,380,382. The number of Shares as to which Fresenius KGaA has the sole power to dispose or to direct the disposition of is 94,380,382.
Transactions in the class effected during the past sixty days: As of the date of this Schedule 13D/A, other than the transactions described in Item 4 and Item 6 (which are incorporated herein by reference), neither Fresenius KGaA nor, to the knowledge and belief of Fresenius KGaA, any of the members of the management board or the supervisory board of Management SE or of the supervisory board of Fresenius KGaA, has effected any transaction in the Shares of the Company during the sixty days preceding the date of this Schedule 13D/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Share Placement

On March 3, 2025, Fresenius KGaA, as the seller, entered into a share purchase agreement (the "Share Purchase Agreement") with BofA Securities Europe SA and Goldman Sachs Bank Europe SE, as joint global coordinators and joint bookrunners (the "Joint Global Coordinators"), BNP PARIBAS and Deutsche Bank Aktiengesellschaft, as joint bookrunners (together with the Joint Global Coordinators, the "Joint Bookrunners"), and Banco Santander S.A., as co-lead manager (together with the Joint Bookrunners, the "Managers") pursuant to which the Managers agreed, severally and not jointly, to use their respective reasonable endeavors to procure purchasers for Shares at a quantity and price to be determined pursuant to an accelerated book building process (the "Share Placement"). Pursuant to the pricing agreement dated March 4, 2025 (the "Share Pricing Agreement"), the number of Shares to be sold in the Share Placement was determined to be 10.6 million at a price of EUR 44.50 (approximately $46.73) per Share. Such Shares will be sold in an unregistered offering pursuant to exemptions from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Share Placement is expected to close on March 6, 2025, subject to the conditions set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, Fresenius KGaA undertook that it would not, without the prior written consent of the Joint Global Coordinators on behalf of the Managers, sell, contract to sell, offer, pledge, assign, grant any option over or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares, or enter into any other transaction with the same economic effect, for a period beginning on March 4, 2025 and ending 180 days thereafter, subject to certain exceptions, including for the Exchangeable Bond Offering (as defined below).

Exchangeable Bond Offering

On March 3, 2025, Fresenius KGaA, as the issuer, entered into a subscription agreement (the "Exchangeable Bond Subscription Agreement") with BofA Securities Europe SA and Goldman Sachs Bank Europe SE, as joint global coordinators and joint bookrunners (the "Exchangeable Bond Joint Global Coordinators"), BNP PARIBAS and Deutsche Bank Aktiengesellschaft, as joint bookrunners (together with the Exchangeable Bond Joint Global Coordinators, the "Exchangeable Bond Joint Bookrunners"), and Banco Santander S.A., as co-lead manager (together with the Exchangeable Bond Joint Bookrunners, the "Exchangeable Bond Managers"), pursuant to which the Exchangeable Bond Managers agreed, severally and not jointly, to offer for sale on a best-efforts basis (the "Exchangeable Bond Offering") up to EUR 600 million aggregate principal amount of bonds that are exchangeable, subject to and in accordance with the terms and conditions thereof, for Shares to be delivered by Fresenius KGaA at the time of the exchange (the "Exchangeable Bonds").

Pursuant to the pricing agreement dated March 4, 2025 (the "Exchangeable Bond Pricing Agreement"), the aggregate principal amount of Exchangeable Bonds to be issued by Fresenius KGaA in the Exchangeable Bond Offering was determined to be EUR 600 million. The Exchangeable Bonds will mature on March 11, 2028, unless earlier redeemed by Fresenius KGaA. The Exchangeable Bonds will be non-interest bearing. Holders will be able to exchange their Exchangeable Bonds for Shares during (i) any contingent exchange period (as further described in the terms and conditions of the Exchangeable Bonds) commencing during the period from and including April 21, 2025 to and including the earlier of (x) the business day immediately preceding September 11, 2027 and (y) the Early CoEx Period Termination Date (as defined below); and (ii) the period from and including September 11, 2027 to and including the earlier of (x) the 35th business day prior to the maturity date or (y) the Early CoEx Period Termination Date. "Early CoEx Period Termination Date" means the earlier of the following dates: (x) if the Exchangeable Bonds are redeemed by Fresenius KGaA, the 35th business day prior to such early redemption date and (y) if any event of default occurs, the business day immediately preceding the date on which a holder gives notice that it demands immediate redemption of such Exchangeable Bonds. The exchange ratio to be used to determine the number of Shares to be delivered upon exchange will be based on an exchange price of EUR 57.85, subject to certain adjustments from time to time in accordance with the terms and conditions of the Exchangeable Bonds. The Exchangeable Bonds will be sold in offshore transactions pursuant to Regulation S under the Securities Act. The Exchangeable Bond Offering is expected to close on March 11, 2025, subject to the conditions set forth in the Exchangeable Bond Subscription Agreement.

Pursuant to the Exchangeable Bond Subscription Agreement, Fresenius KGaA undertook that it would not, without the prior written consent of the Exchangeable Bond Joint Global Coordinators on behalf of the Exchangeable Bond Managers, sell, contract to sell, offer, pledge, assign, grant any option over or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares, or enter into any other transaction with the same economic effect, for a period beginning on March 4, 2025 and ending 180 days after the closing of the Exchangeable Bond Offering, subject to certain exceptions, including for the Share Placement.

The foregoing descriptions of the Share Purchase Agreement, the Share Pricing Agreement, the Exchangeable Bond Subscription Agreement and the Exchangeable Bond Pricing Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which are filed as exhibits hereto and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A: Members of the Management Board and the Supervisory Board of Management SE, and Members of the Supervisory Board of Fresenius KGaA.

99.2 Share Purchase Agreement, dated as of March 3, 2025, by and among Fresenius SE & Co. KGaA, BofA Securities Europe SA, Goldman Sachs Bank Europe SE, BNP PARIBAS, Deutsche Bank Aktiengesellschaft and Banco Santander, S.A.

99.3 Share Pricing Agreement, dated as of March 4, 2025, by and among Fresenius SE & Co. KGaA, BofA Securities Europe SA, Goldman Sachs Bank Europe SE, BNP PARIBAS, Deutsche Bank Aktiengesellschaft and Banco Santander, S.A.

99.4 Exchangeable Bond Subscription Agreement, dated as of March 3, 2025, by and among Fresenius SE & Co. KGaA, BofA Securities Europe SA, Goldman Sachs Bank Europe SE, BNP PARIBAS, Deutsche Bank Aktiengesellschaft and Banco Santander, S.A.

99.5 Exchangeable Bond Pricing Agreement, dated as of March 4, 2025, by and among Fresenius SE & Co. KGaA, BofA Securities Europe SA, Goldman Sachs Bank Europe SE, BNP PARIBAS, Deutsche Bank Aktiengesellschaft and Banco Santander, S.A.

## Signatures
- Fresenius SE & Co. KGaA: /s/ Sara Hennicken, Sara Hennicken/Member of the Management Board and Chief Financial Officer (03/06/2025)
- Fresenius SE & Co. KGaA: /s/ Thomas Neidert, Thomas Neidert/ Authorized Signatory and Senior Vice President Global Treasury & Corporate Finance (03/06/2025)